Exhibit 7.6

SUBSCRIPTION RIGHTS TRANSFER, EXCHANGE, AND ASSIGNMENT COMMITMENT AGREEMENT

This Subscription Rights Transfer, Exchange and Assignment Commitment Agreement, dated as of May 20, 2022 (including all exhibits attached hereto, this “Agreement”), by and among the following parties (each, a “Backstop Shareholder” and, collectively, the “Backstop Shareholders”):

a)	Costa Verde Aeronáutica S.A. and Inversiones Costa Verde Ltda. y Cía. en Comandita por Acciones (together, “Costa Verde”);

b)	Delta Air Lines, Inc. (“Delta”); and

c)	Qatar Airways Investments (UK) Ltd. (“Qatar”, and together with Costa Verde and Delta, the “Parties”, and individually, each a “Party”).

RECITALS1

WHEREAS, on May 26, 2020, July 7, 2020 and July 9, 2020 (as applicable to each relevant affiliate of LATAM Airlines Group S.A. (“LATAM Parent”) that is a debtor-in-possession in the Chapter 11 Cases (as defined below)), the Debtors commenced voluntary cases (collectively, the “Chapter 11 Cases”) under Chapter 11 of Title 11 of the Bankruptcy Code, which are being jointly administered under the caption In re LATAM Airlines Group S.A., Case No. 20-11254, pending in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”);

WHEREAS, in connection with the Chapter 11 Cases, the Backstop Shareholders and the other parties signatory thereto have entered into a Restructuring Support Agreement dated as of November 26, 2021 (as amended, restated, supplemented, or otherwise modified from time to time in accordance with its terms, the “RSA”);

WHEREAS, as contemplated by the RSA, on January 12, 2022, the Backstop Shareholders entered into that certain Backstop Commitment Agreement (as amended, restated, supplemented, or otherwise modified from time to time in accordance with its terms, the “Backstop Commitment Agreement”), pursuant to which the Backstop Shareholders have agreed, severally and not jointly, among other things, to (a) exercise all of their preemptive rights (the “Preemptive Rights”) to acquire ERO New Common Stock and New Convertible Notes Class B in connection with the ERO Rights Offering and the New Convertible Notes Preemptive Rights Offering, (b) backstop in the aggregate the issuance of approximately $1.373 billion in New Convertible Notes Class B by agreeing to subscribe and purchase their respective portions of Unsubscribed New Convertible Notes Class B (the “New Convertible Notes Class B Backstop Commitment”), and (c) backstop in the aggregate up to half of the issuance of the ERO New

[1]	Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the RSA (as defined below).

Common Stock through a certain $800 million equity rights offering of ERO New Common Stock by agreeing to subscribe and purchase their respective portions of Unsubscribed ERO New Common Stock (the “ERO New Common Stock Backstop Commitment”);

WHEREAS, on March 22, 2022, the Bankruptcy Court approved the Debtors’ entry into the Backstop Commitment Agreement;

WHEREAS, pursuant to Section 2.6(b) of the Backstop Commitment Agreement, a Backstop Shareholder has the right to transfer any of its New Convertible Notes Class B Backstop Commitment or its ERO New Common Stock Backstop Commitment to another Backstop Shareholder, subject to compliance with the terms of the Backstop Commitment Agreement;

WHEREAS, pursuant to section 6(b) of the RSA, a Backstop Shareholder has the right to transfer any of its Preemptive Rights to another Backstop Shareholder, subject to compliance with the terms of the RSA;

WHEREAS, although the amount of Reorganized LATAM Parent Stock issued under the Plan that will be owned by the Backstop Shareholders is uncertain, pursuant to the RSA and the Backstop Commitment Agreement, in no event shall the total amount of Reorganized LATAM Parent Stock subscribed by the Backstop Shareholders be greater than 27% of the total amount of Reorganized LATAM Parent Stock issued under the Plan on an as-converted basis (the “Backstop Shareholders Cap”);

WHEREAS, pursuant to Section 4.02(d) of the RSA, each Backstop Shareholder has agreed to waive and/or exercise its Preemptive Rights when necessary to effectuate the Restructuring Transactions as expressly provided in such agreement (the “Preemptive Rights Exercise Limitation”);

WHEREAS, pursuant to Section 6(b) of the RSA, each Backstop Shareholder has agreed, not to Transfer any Preemptive Rights except, to a person or entity that is a Backstop Shareholder or an affiliate of a Backstop Shareholder during the Effective Period (the “Preemptive Rights Transfer Restriction”);

WHEREAS, pursuant to Exhibit B-2 of the RSA, each Backstop Shareholder has agreed to convert the New Convertible Notes Class B within 60 days from the Effective Date (the “New Convertible Notes Class B Conversion Requirement” and, together with the Backstop Shareholders Cap, the Preemptive Rights Exercise Limitation and the Preemptive Rights Transfer Restriction, the “Contractual Limitations”);

WHEREAS, each Backstop Shareholder agrees that, due to the Contractual Limitations, the Preemptive Rights to acquire New ERO Common Shares, the Preemptive Rights to acquire New Convertible Notes Class B, the ERO New Common Stock Backstop Commitment, and the New Convertible Notes Class B Backstop Commitment, taken altogether, represent a right and a binding and irrevocable obligation to subscribe for and acquire Reorganized LATAM Parent Stock up to an amount equal to the Backstop Shareholders Cap (hereinafter, collectively, the “Subscription Rights”);

WHEREAS, subject to adjustment due to the exercise of their respective preemptive rights to purchase New Convertible Notes Class B in the New Convertible Notes Class B Preemptive Rights Offering by Existing Equity Holders who are not party to this Agreement, and as part of the global deal among the parties to the RSA, each of Delta and Qatar has agreed to exchange with, or transfer to, Costa Verde all of their Subscription Rights in connection with ERO New Common Stock in exchange for a portion of Costa Verde’s Subscription Rights in connection with New Convertible Notes Class B, so that each of Delta’s and Qatar’s entire respective ownership in the total amount of Reorganized LATAM Parent Stock issued under the Plan on an as-converted basis would consist of New Convertible Notes Back-up Shares;

WHEREAS, in order to achieve the Target Allocation (as defined below), maintain the Proportional Target Allocation (as defined below) and as part of the global deal among the parties to the RSA, the Backstop Shareholders hereby agree to transfer, exchange, and/or assign their Subscription Rights on the terms and conditions set forth herein (the transactions contemplated by the foregoing clauses the “Rebalancing Transactions”); and

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Backstop Shareholder, severally and not jointly, intending to be legally bound hereby and subject to the terms hereof, agrees as follows:

ARTICLE I

TARGET ALLOCATION, PROPORTIONAL TARGET ALLOCATION,

REBALANCING TRANSACTIONS

1.1. Target Allocation and Proportional Target Allocation.

(a) The Backstop Shareholders have agreed that if, after the Effective Date and upon the conversion of all of the New Convertible Notes Class B purchased by the Backstop Shareholders, the shares of Reorganized LATAM Parent Stock collectively owned by the Backstop Shareholders is equal to the Backstop Shareholders Cap, the following ownership percentages of Reorganized LATAM Parent Stock are intended to be achieved (the “Target Allocation”):

(i)

Costa Verde shall be the beneficial owner of 7% of the Reorganized LATAM Parent Stock issued under the Plan in consideration of an amount equivalent to approximately $460 million (the “Costa Verde Target Equity Interest”);

(ii)

Delta shall be the beneficial owner of 10% of the Reorganized LATAM Parent Stock issued under the Plan, in consideration of an amount equivalent to approximately $657 million (the “Delta Target Equity Interest”); and

(iii)

Qatar shall be the beneficial owner of 10% of the Reorganized LATAM Parent Stock issued under the Plan, in consideration of an amount equivalent to approximately $657 million (the “Qatar Target Equity Interest”).

(b) In the event that the aggregate shares of Reorganized LATAM Parent Stock collectively owned by the Backstop Shareholders is less than the Backstop Shareholders Cap, the Backstop Shareholders have agreed to transfer, exchange, and assign Subscription Rights in the manner set forth in this Agreement such that their ownership of Reorganized LATAM Parent Stock (assuming conversion of all New Convertible Notes Class B) shall be proportionate to their ownership if the Target Allocation were achieved (the “Proportional Target Allocation”), namely:

(i)	Costa Verde shall be the beneficial owner of 26% of the aggregate Reorganized LATAM Parent Stock issued under the Plan owned by all of the Backstop Shareholders;

(ii)	Delta shall be the beneficial owner of 37% of the aggregate Reorganized LATAM Parent Stock issued under the Plan owned by all of the Backstop Shareholders; and

(iii)	Qatar shall be the beneficial owner of 37% of the aggregate Reorganized LATAM Parent Stock issued under the Plan owned by all of the Backstop Shareholders.

1.2. Target Allocation Rebalancing Transactions.

(a) In order to achieve the Target Allocation and allow Costa Verde to achieve the Costa Verde Target Equity Interest by purchasing the maximum amount possible of ERO New Common Stock, prior to the expiration of the ERO Rights Offering, Delta and Qatar shall transfer to Costa Verde all of their Subscription Rights in connection with ERO New Common Stock for a portion of Costa Verde’s Subscription Rights in connection with New Convertible Notes Class B, pursuant to and in accordance with Sections 2.6(b) and 10.7(b) of the Backstop Commitment Agreement, and in the manner and amounts as set forth in the materials attached hereto as Exhibit A.

(b) Each of the Backstop Shareholders shall take all necessary actions to achieve the Target Allocation, including by means of timely transferring, exchanging, and/or assigning their respective Preemptive Rights under the ERO Rights Offering and the New Convertible Notes Class B Preemptive Rights Offering, the New Convertible Notes Class B Backstop Commitment and their ERO New Common Stock Backstop Commitment, as applicable.

1.3. Proportional Target Allocation Rebalancing Transactions.

(a) If, for any reason, the Backstop Shareholders are not able to achieve the Target Allocation (and any of the Costa Verde Target Equity Interest, the Delta Target Equity Interest, or the Qatar Target Equity Interest is not achieved) by means of the Rebalancing Transactions set forth in Section 1.2 above, and all ERO New Common Stock and New Convertible Notes Class B have been subscribed and placed, the Backstop Shareholders hereby agree and commit to enter into transactions consistent with the formula and scenarios set forth in Exhibit A and transfer, exchange, and assign their respective ERO New Common Stock or New Convertible Notes Class B as necessary, including, without limitation, by means of, following the exercise of Preemptive Rights under the ERO Rights Offering and the New Convertible Notes Class B Preemptive Rights Offering, timely transferring, exchanging, and/or assigning any ERO New Common Stock Backstop Commitment, New Convertible Notes Class B Backstop Commitment, ERO New Common Stock or New Convertible Notes Class B, so that each Backstop Shareholder’s percentage ownership of Reorganized LATAM Parent Common Stock is reduced on a pro-rata basis based upon the Proportional Target Allocation. The Backstop Shareholders shall use commercially reasonable efforts to consummate any transactions contemplated in the preceding sentence by no later than five (5) Business Days following the Effective Date.

(b) If, due to incorrect, untimely, or a lack of information from the Debtors, the Backstop Shareholders are not able to achieve the apportionment among the Parties provided by the Target Allocation (either up to the Backstop Shareholders Cap or reduced as provided in Section 1.3(a) above) by means of the Rebalancing Transactions, the Parties agree to enter into transfers or exchanges of ERO New Common Stock and/or New Convertible Notes Class B to achieve such apportionment, in which case the consideration for such transfers and/or exchanges shall be the subscription price applicable to either the ERO New Common Stock and/or New Convertible Notes Class B.

1.4. Value of Subscription Rights

(a) The Backstop Shareholders agree that the value at which the Subscription Rights are to be transferred, exchanged, and assigned in execution of the Rebalancing Transactions will be determined by an independent third-party valuator within 60-days from the execution of this Agreement based on the market conditions that are predominant as of the date hereof, and taking into consideration that (i) the Backstop Shareholders have an obligation to subscribe to Reorganized LATAM Parent Common Stock under the Backstop Commitment Agreement, (ii) any commitments to transfer, exchange and/or assign ERO Common Stock Preemptive Rights for New Convertible Notes Class B Preemptive Rights is conditioned and subject to the commencement of the ERO Rights Offering and the New Convertible Notes Preemptive Rights Offering and (iii) the underlying value of LATAM Parent is highly volatile and will largely depend on the performance of LATAM Parent after it emerges from the Chapter 11 Cases.

ARTICLE II

ADDITIONAL COMMITMENTS

2.1. Cooperation. Each Backstop Shareholder hereby covenants and agrees to take any actions necessary and cooperate with each other in good faith in connection with, and shall exercise commercially reasonable efforts with respect to, the pursuit, approval, negotiation, execution, delivery, implementation and consummation of the Rebalancing Transactions, including, without limitation, to request all certificates necessary to transfer, exchange, and assign the ERO Common Stock Preemptive Rights and New Convertible Notes Class B Preemptive Rights in compliance with Chilean law, to comply with the provisions of the Backstop Commitment Agreement (including, without limitation, Sections 2.6 and 10.7 thereof) to effectuate the transfers of the ERO New Common Stock Backstop Commitment and/or New Convertible Notes B Backstop Commitment, and to enter into transfer forms that comply with all formalities required by Chilean Law to effect the Rebalancing Transactions.

2.2. Transfer Restriction. Costa Verde shall be restricted from the sale or transfer of any Reorganized Parent Common Stock it has purchased by exercising any Subscription Rights in connection with New ERO Common Stock until the fourth (4th) anniversary of the Effective Date, unless such sale or transfer is authorized by Delta and Qatar; provided, however, that, once all Backstop Shareholders have achieved their respective Target Allocations, Costa Verde shall be permitted to pledge or otherwise encumber such Reorganized Parent Common Stock during such period (and any pledgee shall be allowed to foreclose and transfer such stock in the context of a foreclosure proceeding); provided, further, that Costa Verde shall be permitted to sell or transfer such Reorganized Parent Common Stock to another Backstop Shareholder or an Affiliate. Any Backstop Shareholder shall be entitled to file with LATAM Parent a notarized copy of this Agreement (with all provisions redacted other than this Section 2.2) and cause LATAM Parent to register and annotate such copy in the shareholders’ registry of LATAM Parent in accordance with article 16 of the Chilean Corporation Regulation.

2.3. To the extent permitted by applicable law, the Backstop Shareholders agree to use commercially reasonable efforts to structure and implement the Rebalancing Transactions in a manner which is appropriate to all Backstop Shareholders.

ARTICLE III

MISCELLANEOUS PROVISIONS

3.1. Amendments. Any waiver, modification, amendment, or supplement to this Agreement shall require the prior written consent of each of the Backstop Shareholders.

3.2. Termination. In the event that either the RSA or the Backstop Commitment Agreement is terminated as to any Backstop Shareholder, such Backstop Shareholder may terminate this Agreement upon written notice (email being sufficient) from such Backstop Shareholder or its counsel to the other Backstop Shareholders or their respective counsel.

3.3. Applicable Law. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require any Backstop Shareholder to take any action or to refrain from taking any action to the extent taking or failing to take such action would result in, or reasonably be expected to result in, a violation of applicable law.

3.4. Relationship Among Parties. Notwithstanding anything to the contrary herein, the Parties hereto acknowledge that this Agreement does not constitute an agreement, arrangement, or understanding with respect to acting together for the purpose of acquiring, holding, voting, or disposing of any equity securities of the LATAM Parent and the Parties do not constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, nor a shareholders agreement or an “acuerdo de actuación conjunta” within the meaning of Article 98 of Chilean Law No. 18,045.

3.5. Costs and Expenses. Any cost, expenses, and potential taxes or penalties imposed solely under the laws of Chile in connection with this Agreement, shall be borne by Costa Verde by or on behalf of Delta and/or Qatar other than the fees and disbursements of counsel, incurred in connection with this Agreement, which shall be paid by the Party incurring such costs and expenses.

3.6. Representation by Counsel. Each Backstop Shareholder acknowledges that it has had the opportunity to be represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would provide any Backstop Shareholder with a defense to the enforcement of the terms of this Agreement against such Backstop Shareholder based upon lack of legal counsel shall have no application and is expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the Backstop Shareholders. None of the Backstop Shareholders shall have any term or provision construed against such Backstop Shareholder solely by reason of such Backstop Shareholder having drafted the same.

3.7. Governing Law; Submission to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to the principles of conflict of laws that would require the application of the law of any other jurisdiction. By its execution and delivery of this Agreement, each of the Backstop Shareholders hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought to the courts of the United States of America for the Southern District of New York, or if such courts do not have the necessary jurisdiction, the courts of the State of New York sitting in the Borough of Manhattan, and appellate courts from any thereof (the “Chosen Courts”). By execution and delivery of this Agreement, each of the Backstop Shareholders hereby irrevocably accepts and submits itself to the exclusive jurisdiction of the Chosen Courts, generally and unconditionally, with respect to any such action, suit or proceeding. EACH BACKSTOP SHAREHOLDER UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING REFERRED TO ABOVE.

3.8. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of the Backstop Shareholders and their respective permitted successors, assigns, heirs, executors, estates, administrators and representatives. Any Backstop Shareholder may assign this Agreement and its rights and obligations hereunder, in whole or in part, without any required consent, to any affiliate of such Backstop Shareholder, by operation of law, in connection with a change of control or to any successor to all or substantially all of the Backstop Shareholder’ business or assets, provided that the assignor shall remain liable for its obligations under this Agreement.

3.9. Counterparts. This Agreement may be executed in several identical counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same agreement. Execution copies of this Agreement may be delivered by facsimile, electronic mail or otherwise, each of which shall be deemed to be an original for the purposes of this paragraph.

[signature pages follow]

COSTA VERDE AERONÁUTICA S.A.

By:	/s/ Carlos Vallette Gudenschwager

Name:	Carlos Vallette Gudenschwager

Title:	Director

By:	/s/ Felipe Arriagada Subercaseaux

Name: Felipe Arriagada Subercaseaux
Title: CEO

INVERSIONES COSTA VERDE LTDA. Y CIA. EN COMANDITA POR ACCIONES

By:	/s/ Carlos Vallette Gudenschwager

Name: Carlos Vallette Gudenschwager
Title: Authorized Signatory

By:	/s/ Felipe Arriagada Subercaseaux

Name: Felipe Arriagada Subercaseaux
Title: Authorized Signatory

[Signature Page to Subscription Rights Transfer, Exchange and Assignment Commitment Agreement]

DELTA AIR LINES, INC.

By:	/s/ Peter W. Carter

Name: Peter W. Carter
Title: Executive Vice President & Chief Legal Officer

[Signature Page to Subscription Rights Transfer, Exchange and Assignment Commitment Agreement]

QATAR AIRWAYS INVESTMENTS (UK) LTD.

By:	/s/ Daniel Ho

Name: Daniel Ho
Title: Director

[Signature Page to Subscription Rights Transfer, Exchange and Assignment Commitment Agreement]

Exhibit A

Illustration of Preemptive Rights and Backstop Commitment Reallocation ($ in millions) Status Quo Preemptive Rights: Delta Qatar Costa Verde Total Status Quo Preemptive Rights to Convert B $274.6 $137.3 $225.0 $636.9 Status Quo Preemptive Rights to ERO 160.0 80.0 131.1 371.1 Total Status Quo Preemptive Rights $434.6 $217.3 $356.1 $1,008.0 Reallocated Preemptive Rights Pursuant to the Agreement: Reallocated Convert B Preemptive Rights $318.4 $318.4 $—   $636.9 Reallocated ERO Preemptive Rights —  —   371.1 371.1 Total Reallocated Preemptive Rights A $318.4 $318.4 $371.1 $1,008.0 Backstop Commitments Pursuant to the BCA: Delta Qatar Costa Verde Total Status Quo Backstop Commitments to Convert B $213.7 $422.7 $99.6 $736.0 Memo: Status Quo Backstop Take-Up Share (1) 29.0% 57.4% 13.5% Status Quo BackstopCommitments to ERO 8.4 16.6 3.9 28.9 Total Status Quo Backstop Commitments $222.3 $439.9 $103.7 $764.9 Reallocated Backstop Commitments Pursuant to the Agreement: Reallocated Convert B Backstop Commitments $338.2 $338.2 $59.6 $736.0 Memo: Pro Forma Backstop Take-Up Share 45.9% 45.9% 8.1% Reallocated ERO Backstop Commitments —   —   28.9 28.9 Total Reallocated Backstop Commitments B $338.6 $338.6 $88.6 $764.9 Total Preemptive Rights and Backstop Commitments Pursuant to the Agreement A + B $657.1 $657.1 $459.7 $1,772.8 Proportional Target Allocation 37.0% 37.0% 25.9% 99.9% Notes:             (1) ShIHare of backstop take-up for each shareholder pursuant to the BCA1

Illustration of Convert B Backstop and ERO Subscription Assumes $100M Convert B Non-Backstop Shareholder Participation and Assumes $50M Excess ERO Available to Backstop Shareholders ($ in millions) Impact of Non-Backstop Shareholder Participation on Ownership % from Convert B Assumptions Convert B Non-Backstop Shareholder Participation $100.0 Implied Convert B Take-Up by Backstop Shareholders $636.0 Delta Qatar Costa Verde Total Convert B Backstop Need $636.0 $636.0 $636.0 $636.0 (x) % Pro Forma Backstop Take-Up Share 45.9% 45.9% 8.1% 100.0% Backstop Take Up of Convert B Before True Up $292.2 $292.2 $51.5 $636.0 (+) Preemptive Rights Subscription 318.4 318.4 —   636.9 Total Convert B Before True Up A $610.7 $610.7 $51.5 $1,272.8 Ownership from Convert B 9.3% 9.3% 0.8% 19.4% Impact of Excess ERO Subscription by Backstop Shareholders Assumptions Preemptive Rights Subscription $371.1 Excess ERO Available (Round 2 / Backstop) $50.0 Available ERO Subject to Backstop Shareholder Cap $50.0 Delta Qatar Costa Verde Total Excess ERO Available to Backstop Shareholders $50.0 $50.0 $50.0 $50.0 (x) % ERO Backstop Take-Up Share -% -% 100.0% 100.0% Additional Subscription of ERO $—   $—   $50.0 $50.0 (+) Preemptive ERO Subscription —   —   371.1 371.1 Total ERO Before True Up B $—   $—   $421.1 $421.1 Ownership from ERO -% -% 6.4% 6.4% Total New Money Participation Before True Up A + B $610.7 $610.7 $472.6 $1,694.0 Total Ownership Before True Up 9.3% 9.3% 7.2% 25.8% Proportional Ownership Before True Up 36.0% 36.0% 27.9% 2

Illustration of True Up Mechanism Post Preemptive Rights Offerings Assumes $100M Convert B Non-Backstop Shareholder Participation and Assumes $50M Excess ERO Available to Backstop Shareholders ($ in millions) True Up of Participation in Convert B and ERO to Maintain Proportional Target Allocation Delta Qatar Costa Verde Total Total New Money Participation Before True Up $610.7 $610.7 $472.6 $1,694.0 Proportional Ownership Before True Up 36.0% 36.0% 27.9% 100.0% Target Proportional Ownership 37.0% 37.0% 25.9% 100.0% True Up Adjustment 1.0% 1.0% (2.0%) Adjustment to Convert B Backstop 16.7 16.7 (33.5) —   Adjustment to ERO Participation —   —   —   —   Total True Up Adjustments $16.7 $16.7 ($33.5) $—   Total Convert B After True Up 627.4 627.4 18.1 1,272.8 Total ERO After True Up —   —   421.1 421.1 Total New Money Participation After True Up $627.4 $627.4 $439.2 $1,694.0 Total Ownership After True Up 9.6% 9.6% 6.7% 25.8% Proportional Ownership After True Up 37.0% 37.0% 25.9% True up needed to shift Convert B from Costa Verde to Delta / Qatar to maintain proportional target allocation To the extent that ownership is not consistent with the Proportional Target Allocation (37% / 37% / 26% for Delta / Qatar / CV respectively) following the reallocation of the Preemptive Rights and Backstop Commitments, the True Up mechanism will rebalance Backstop Commitments ahead of backstop funding ï,§ Any True Up will move as much Convert B to Delta / Qatar and as much ERO to Costa Verde as possible to achieve ownership consistent with the Proportional Target Allocation